                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF APRIL 2007

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

Milan, 17 April 2007 - Following the shareholders’ meeting held in Rozzano yesterday, the Board of Directors of Telecom Italia met today for the first time and nominated Mr. Pasquale Pistorio as Chairman and confirmed Mr. Carlo Buora as Executive Deputy Chairman and Mr. Riccardo Ruggiero as Chief Executive Officer. Subsequently, the Board of Directors conferred the following responsibilities:

The Chairman, as well as the Company’s legal representation was given:

*

The responsibility of overseeing the process of examination and definition of the strategic guidelines for the Company and the Group, with the assistance of the Executive Deputy Chairman and the Chief Executive Officer,

*

The responsibility of proposing the strategic guidelines, so defined, to the Board of Directors, as well as

*

The responsibility of overseeing the development of the industrial plans and related implementation processes.

The Chairman was also given organizational responsibility relative to the coordination of the Functions of Group General Counsel and Corporate and Legal Affairs, Public Affairs and Strategy.

The Executive Deputy Chairman was given – as well as legal representation of the Company and all the powers, exercisable with a single signature, necessary for the implementation of the actions pertaining to the company’s activities in its various forms, none excluded – the responsibility relative to overall Group governance, including the development - in coordination with the Chairman – of the strategic guidelines, the coordination of the activities of the Chief Executive Officer as well as the definition, in agreement with the Chief Executive Officer, of the industrial plans for the implementation of the strategic guidelines for the Company and the Group approved by the Board of Directors.

The Executive Deputy Chairman, who has responsibility for internal control, also has organizational responsibility relative to:

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The coordination of the Olivetti Business Unit and the Media Business Unit;

-

The coordination of the Functions of Group Finance Administration and Control, Human Resources, Organization and Security, Domestic Legal Affairs and Judicial Authority Services, International Legal Affairs, Purchasing, External Relations, International Affairs and Investor Relations, with responsibility to guarantee the of activities of guidance and control connected with the business as well as overall governance of the cross-over themes of the business itself;

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The coordination of Telecom Italia Audit and Compliance Services and Telecom Italia Latam.

The Chief Executive Officer – as well as the legal representation of the Company and all the powers, exercisable with a single signature, necessary to implement the actions pertaining to the company’s activities in their various forms, none excluded – has responsibility for the coordination of operations, with responsibility to guarantee the management and development of the fixed-line and mobile telecommunications and internet services businesses.

The Chief Executive Officer, in charge of the Company’s secondary headquarters, in Rome, Corso d’Italia 41, also has organizational responsibility relative to:

*

Coordination of the Domestic Fixed Services, Domestic Mobile Services, Top Clients & ICT Services, Technology divisions;

*

Coordination of Quality and Field Services Management, National Wholesale Services, International Wholesale and Broadband Services;

*

Coordination of the Business Development and Regulatory Affairs functions;

*

Coordination of Tim Brasil.

Telecom Italia

Media Relations

+39.06.3688.2610

www.telecomitalia.com/media

Telecom Italia

Investor Relations

+39.02.8595.4131

www.telecomitalia.com/investors

       Cautionary Statement for Purposes of the "Safe Harbor" Provision of the
United States Private Securities Litigation Reform Act of 1995.

       The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements.  The Press Release included in this
Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependent on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

       The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-looking statements:

     - the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

     - the ability of the Telecom Italia Group to introduce new services to stimulate increased usage to its fixed and wireless networks to offset declines in its traditional fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally and shifts in usage pattern;

     - the level of demand for telecommunications services, particularly wireless telecommunication services in the maturing Italian market and for new higher value added products and services such as broadband;

     - the ability of the Telecom Italia Group to successfully implement its reorganization;

     - the success of Telecom Italia's customer loyalty and retention programs and the impact of such programs on revenues;

     - the impact of regulatory decisions and changes in the regulatory environment, including implementation of recently adopted EU directives in
Italy;

     - the impact of economic development generally on the international business of the Telecom Italia Group and on its foreign investments and capital expenditures;

     -  the continuing impact of rapid or "disruptive" changes in technologies;

     - the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

     - the impact of fluctuations in currency exchange and interest rates;

     - Telecom Italia's ability to successfully implement its strategy over the
2007-2009 period;

     - the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

     - Telecom Italia's ability to successfully implement its internet and broadband strategy;

     - the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made and continues to make in Brazil and in Europe on broadband;

     - the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

     - the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

       The foregoing factors should not construed as exhaustive.  Such factors should also be considered together with risk factors included in Telecom Italia
Group's Annual Report on Form 20-F for 2005.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-
looking statements, which speak only as of the date hereof.  Accordingly, there can be no assurance that the Group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      April 17th, 2007

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager